SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13D

                         (Rule 13d-101)

           Under the Securities Exchange Act of 1934*

                       BRC HOLDINGS, INC.
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                        (Name of Issuer)

            Common Stock, par value $0.10 per share
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                 (Title of Class of Securities)

                          227174-10-9
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                         (CUSIP Number)

                     ROBERT L. ABBOTT, ESQ.
                      Stutzman & Bromberg
                 2323 Bryan Street, Suite 2200
                      Dallas, Texas  75201
                         (214) 969-4900
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         (Name, Address and Telephone Number of Person
       Authorized to receive Notices and Communications)

                         July 24, 1998
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              (Date of Event which Requires Filing
                       of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ].

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(1)  Name of Reporting Person                Kathryn Ayres Esping
     S.S. or I.R.S. Identification No.
     of Above Person                                 ###-##-####

(2)  Check the Appropriate Box if a Member                  (a) [   ]
     of a Group (See instructions)                          (b) [ X ]

(3)  SEC Use Only

(4)  Source of Funds (See instructions)                     OO

(5)  Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organization                 USA


   Number of Shares      (7)  Sole Voting Power        2,833,032

  Beneficially Owned     (8)  Shared Voting Power        127,858

   by Each Reporting     (9)  Sole Dispositive Power   2,833,032

     Person with         (10) Shared Dispositive Power   127,858

(11) Aggregate Amount Beneficially Owned by Each       2,960,890
     Reporting Person

(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See instructions)

(13) Percent of Class Represented by Amount in Row (11)    20.9%

(14) Type of Reporting Person (See instructions)            IN


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

CUSIP No. 227174-10-9         Schedule 13D

                          Schedule 13D
                --------------------------------
                 (Filed Pursuant to Rule 13d-2)


Item 1.  Security and Issuer.
         -------------------

     This Statement on Schedule 13D, as amended (the "Statement"), relates to the shares ("Shares") of common stock, par value $0.10 per share (the "Common Stock") of BRC Holdings, Inc., a Delaware corporation (the "Issuer") which has its principal executive offices located at 1111 West Mockingbird Lane, Suite 1500, Dallas, Texas 75247.

Item 2.  Identity and Background.
         -----------------------

     (a)- (c) This Statement is filed by Kathryn Ayres Esping and (f) ("Mrs. Esping" or the "Reporting Person").
               Mrs. Esping's residence address is 4330 Bordeaux, Dallas, Texas 75205. Mrs. Esping is the
               Independent Executor of the estate of P. E. Esping ("Mr. Esping"), deceased, the former Chairman of the Board and Chief Executive Officer of the Issuer. Mrs. Esping was Mr. Esping's wife.
               Mrs. Esping's principal occupation is the management of personal assets and serving as the Independent Executor of the estate of Mr. Esping.

     (d) - (e) During the last five (5) years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     On July 24, 1998, Mrs. Esping was qualified under Texas law as the Independent Executor of the estate of Mr. Esping.
Mr. Esping held of record 2,528,516 shares of the Common Stock, was the holder of presently exercisable options to purchase 300,000 shares of the Common Stock issuable pursuant to presently exercisable stock options and the beneficial holder of 4,516 shares of the Common Stock held in the Issuer's 401(k) Plan.
Mrs. Esping, as the Independent Executor of the Estate of Mr. Esping, has the sole voting and investment power with regard to all of the shares of the Common Stock held of record by Mr. Esping, is entitled to exercise options to purchase shares of the Common Stock issuable to Mr. Esping pursuant to presently exercisable stock options


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


CUSIP No. 227174-10-9         Schedule 13D


and is entitled to receive shares of the Common Stock held in the Issuer's 401(k) Plan for the benefit of Mr. Esping.

     Effective May 29, 1997, Mr. Esping donated 142,858 shares (adjusted to reflect a 100% stock dividend paid on April 6, 1998) of the Common Stock to the Esping Family Foundation, Inc., a charitable organization organized under the laws of the State of Texas (the "Foundation"). Mrs. Esping is a director of the Foundation and may be deemed to be the beneficial owner (within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of any shares of the Common Stock held by the Foundation. As of the date of this Statement, the Foundation held, of record, 127,858 shares of the Common Stock.

Item 4.  Purpose of Transaction.
         ----------------------

     As indicated in Item 3 above, Mrs. Esping, in her capacity as Independent Executor of the estate of Mr. Esping and as a member of the Board of Directors of the Foundation, acquired shares of the Common Stock and certain derivative securities exercisable or convertible into shares of the Common Stock. As of the date of this Statement, Mrs. Esping holds such shares and derivative securities for investment purposes only. As of the date of this Statement, Mrs. Esping has not disposed of any shares of the Common Stock. However, depending upon her continuing assessment of pertinent factors, Mrs. Esping may, in the future, elect to dispose of some or all of the shares of the Common Stock held of record or beneficially by her from time to time by means of privately negotiated sales, market transactions or otherwise. Furthermore, depending upon her assessment of such pertinent factors, Mrs. Esping may elect to acquire additional shares of the Common Stock from time to time in the future. The Foundation currently holds shares of the Common Stock for investment purposes only. Depending upon the Foundation's assessment of pertinent factors, and depending upon the income needs of the Foundation, the Foundation may, in the future, elect to dispose of some or all of the shares of the Common Stock held by it from time to time by means of privately negotiated sales, market transactions or otherwise.

     Except as specifically contemplated herein, neither the timing nor the circumstances of future acquisitions or dispositions by Mrs. Esping or the Foundation has been determined as of the date hereof.

     Subject to the final sentence of this paragraph, the Reporting Person does not have any present plans to effect any extraordinary corporate transaction or a sale or transfer of a material amount of assets of the Issuer or its subsidiaries; to change the Issuer's management or its directors, business, corporate structure, capitalization, dividend policy, Charter or Bylaws; or to delete, delist or terminate the registration of any of the securities of the Issuer. Furthermore, the Reporting Person does not have any present plans to effect any action similar to those identified in this Item, although she specifically reserves the right to formulate such plans or proposals in the future.


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

CUSIP No. 227174-10-9         Schedule 13D

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) According to information supplied by the Issuer, the Issuer had approximately 14,153,228 shares outstanding at March 31, 1998. As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 2,960,890 shares of Common Stock of the Issuer (of which 300,000 shares are acquirable upon exercise of presently exercisable stock options) constituting approximately 20.9% of the outstanding Common Stock of the Issuer.

     (b) Mrs. Esping has sole power to dispose of or direct the disposition of 2,528,516 shares of the Common Stock held by her in her capacity as Independent Executor of the estate of Mr. Esping. In addition, Mrs. Esping shares the voting power with respect to and has the sole power to direct the disposition of 4,516 shares of the Common Stock held on Mr. Esping's behalf in the Issuer's 401(k) Plan (the shares voting power being with the Trustee of such Plan) and has the sole power to exercise options with respect to and dispose of or direct the disposition of 300,000 shares of the Common Stock issuable to Mr. Esping pursuant to presently exercisable stock options. In addition, in her capacity as a member of the Board of Directors of the Foundation, Mrs. Esping shares, with other members of the Board of Directors , the power to dispose or direct the disposition of 127,858 shares of the Common Stock held by the Foundation. The other directors of the Foundation, with whom Mrs. Esping shares the power to direct the disposition and voting of shares of the Common Stock held thereby, as of the date hereof are all members of Mrs. Esping's family.

     (c) Except as set forth herein, the Reporting Person has not effected or been a party to any transaction in the shares of Common Stock during the sixty (60) days preceding the date of this Statement.

     (d) Mrs. Esping is the Independent Executor of the estate of Mr. Esping. The last will and testament of Mr. Esping provided, in general terms, for the distribution of his assets. Although no person or entity has a presently exercisable right to receive any of the shares of Common Stock held of record or beneficially by Mr. Esping, in the course of performing her duties as Independent Executor, Mrs. Esping will, from time to time, make certain determinations regarding the distribution of assets of Mr. Esping's estate among the beneficiaries named in Mr. Esping's last will and testament. No such determinations have been made as of the date of this Statement. In addition, in her capacity as Independent Executor of the estate of Mr. Esping, Mrs. Esping may make certain distributions of assets held of record by Mr. Esping but as to which Mrs. Esping, in her individual capacity, has a community property interest, to herself. No determination has been made, as of the date hereof, by Mrs. Esping regarding the proper treatment of shares of the Common Stock held of record by Mr. Esping under the community property laws of the State of Texas.

     (e)  Not applicable.


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


CUSIP No. 227174-10-9         Schedule 13D


Item 6.  Contracts, Arrangements, Understandings or Relationships
         with Respect to Securities of the Issuer.
         -------------------------------------------------------

     Mrs. Esping is the Independent Executor of the estate of Mr. Esping, and as such is the beneficial holder of all shares of the Common Stock issued of record to Mr. Esping or receivable by him pursuant to the exercise of stock options or upon distribution of the proceeds of the Issuer's 401(k) Plan held for his benefit. In addition, Mrs. Esping, as the wife of Mr. Esping, may have an interest, pursuant to the community property laws of the State of Texas, in some or all of the shares of the Common Stock held of record or beneficially by Mr. Esping or receivable by him upon the exercise of stock options or upon the distribution of the assets of the Issuer's 401(k) Plan held for his benefit.

Item 7.  Materials to be filed as Exhibits.
         ---------------------------------

         None







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


                           SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned the undersigned certifies that the information set forth in this Statement is true, complete and correct.

     DATED:  July 29, 1998.


               SIGNED:                 /s/  Kathryn Ayres Esping
                                   -------------------------------
                                   Kathryn Ayres Esping,
                                   Individually and as Independent
                                   Executor










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